SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F      X      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes            No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

News Release
SIGNATURES

News Release

CNH Completes Three ABS Transactions Totaling $1.7 Billion

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (November 20, 2003) CNH Global N.V. (NYSE:CNH) today announced that a wholly owned financial services subsidiary has priced the last of three asset-backed securitization (ABS) transactions totaling $1.7 billion. Yesterday’s $260 million Canadian ABS transaction follows a $1.15 billion transaction in the United States completed last Friday and a $290 million transaction completed on November 4th in Australia. All three transactions were oversubscribed; the size of the US offering was increased by more than 50% to accommodate demand. These transactions follow completion of a $1 billion wholesale public term ABS transaction in September 2003.

Separately, Standard and Poor’s placed various existing CNH Equipment Trust ABS transactions on credit watch positive on November 13, 2003.

“CNH’s solid track record in the equipment finance segment of the ABS market has generated strong demand for our securities,” CNH chief financial officer Michel Lecomte said. “Consistently high portfolio quality has been the key both to the level of demand and the very favorable pricing we have achieved in all our offerings.”

In all three transactions, the asset-backed securities were supported by loans made by the company’s financial services operations to retail customers. In the Australian transaction, the underlying assets also included finance leases and hire purchase agreements in addition to retail financing agreements.

In September 2003 CNH completed a $1 billion public offer of asset-backed securities supported by loans used to finance dealer inventory. Concurrently, $225 million in asset-backed securities backed by wholesale receivables was placed privately via asset-backed commercial paper conduits. Also in September, CNH placed $320 million in securities backed by variable rate retail receivables via a 144a offering.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in more than 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

• CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com •

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V

By:	/s/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

November 21, 2003